Altra Holdings, Inc. 300 Granite Street, Ste 201 Braintree, MA 02184 Tel 781.917.0600 Fax 781.843.0709
December 22, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	Altra Holdings, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-162511)
Ladies and Gentlemen:
     The Company hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-162511) be accelerated so that the Registration Statement shall become effective on December 23, 2009 at 4:00 p.m., or as soon as practicable thereafter.
     In connection with the request to declare effective the above-captioned Registration Statement, the Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments regarding the foregoing, please contact me at (781) 917-0517.

Very truly yours, Altra Holdings, Inc.
/s/ Glenn E. Deegan
Name:	Glenn E. Deegan
Title: Vice President, Legal & Human Resources, General Counsel and Secretary

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